Green Plains Partners LP

450 Regency Parkway, Suite 400

Omaha, Nebraska 68114

June 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Green Plains Partners LP
Registration Statement on Form S-1 (File No. 333-204279)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, on behalf of Green Plains Partners LP (the “Partnership”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m., Eastern Standard Time, on June 25, 2015, or as soon thereafter as practicable.

The Partnership authorizes each of Michael G. O’Leary, Stephanie Beauvais, or Chris Porter, all of whom are associated with our counsel Andrews Kurth LLP, to orally modify or withdraw this request for acceleration.

The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michael G. O’Leary of Andrews Kurth LLP at (713) 220-4360 and that such effectiveness also be confirmed in writing.

Very truly yours, By: Green Plains Holdings LLC its general partner

By:	/s/ Michelle S. Mapes Michelle S. Mapes Executive Vice President - General Counsel and Corporate Secretary

cc:	G. Michael O’Leary, Andrews Kurth LLP
Stephanie C. Beauvais, Andrews Kurth LLP
Chris Porter, Andrews Kurth LLP